USA VIDEO INTERACTIVE CORP.

January 31, 2002

02 FEB 27 AM 8:01

SUPPL

02015429

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

/cg
Encl.

dlw 3/7

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USA Video Interactive Retains In-House Patent Legal Counsel

J. Andrew Huffman Joins USVO as a Consultant to Provide Patent Legal Services for the Company

Mystic, Connecticut - January 31, 2002 – USA Video Interactive (OTCBB: **USVO**; CDNX: **US**; BSE/Frankfurt: **USF**; www.usvo.com) today announced that it is expanding the scope and breadth of its efforts to enforce its pioneering video technology patents by retaining the services of J. Andrew Huffman, a patent and litigation attorney who will serve the company as in-house patent counsel. Specifically, Mr. Huffman will advise the company with respect to its store-and-forward video-on-demand U.S. patent (number 5,130,792) and related European patents, Canadian patents, and other patents and patent applications to be granted or filed by the company. Furthermore, Mr. Huffman will assist USVO with licensing and other agreements that protect the company's intellectual property rights and generate revenues, as well as patent litigation initiatives where appropriate.

Mr. Huffman brings to USVO a distinguished and dynamic career in patent, trademark, and trade secret advisement and litigation. He most recently worked for the prominent national technology law firm of Fish & Richardson as a Senior Patent and Litigation Associate, where he contributed to two nationally-reported patent litigation wins and handled all phases of complex civil litigation, from pre-filing infringement investigations through discovery, trial, and post-trial resolution. His prior experience was with the firms of Morris, Nichols, Arsht & Tunnell and Cravath, Swaine & Moore, where he performed in similar capacities. Mr. Huffman obtained his Juris Doctor degree (magna cum laude) from the Washington and Lee School of Law in Lexington, Virginia; won several American Jurisprudence awards during his studies there; and more recently has lectured and authored on patent law developments.

"USA Video is taking another significant step toward enforcing its pioneering video-on-demand (VOD) patents, as well as its other significant intellectual property, with the engagement of Andrew Huffman," said Edwin Molina, President and CEO of USA Video Interactive. "We are confident that Mr. Huffman has the experience to take this process to the next level, and with USVO as the focus of his legal energies and expertise, we will be able to create an innovative revenue-generating model for USVO's intellectual property."

"It is a real pleasure to be involved with USVO's cutting-edge innovation, driven by its dynamic leadership team and top-notch technical talent," commented Mr. Huffman. "In particular, I am excited to be handling the patents that grow out of USVO's ground-breaking VOD inventions from the 1980s to the present, and on into the future. This is a patent portfolio – and a company – with powerful potential."

About USA Video Interactive

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The company has developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. StreamHQ™ facilitates the transmission of digitized and compressed video to the user's desktop via multiple modes that take advantage of available connectivity. While competitors take a "one-size-fits-all" streaming approach, StreamHQ™ brings unique value propositions to individual vertical markets with functionality designed specifically for those markets. Beyond high quality media delivery, USVO

gives its customers media asset management tools and information that provide accountability and return on investment (ROI) for their streaming expenditures. USVO has created Zmail and mediaClix™, which use StreamHQ™ to deliver rich media campaigns for advertising, marketing, corporate communications, and customer service applications. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 145 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy, and has a similar patent pending in Japan. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 70 Essex Street; Mystic, CT 06355; (800) 625-2200; (860) 572-1560. Canada Office: 837 West Hastings Street; Suite #507; Vancouver, B.C. V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on The Canadian Venture Exchange: US; Trading Symbol on the Berlin and Frankfurt Stock Exchanges: USF. Standard & Poors Listed. CUSIP 902924208. The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. For more information contact: Kevin Yorio, 860-572-1560; info@usvo.com

USVO

Mystic, Connecticut, January 31, 2002 – USA Video Interactive (OTCBB: **USVO**; CDNX: **US**; BSE/Frankfurt: **USF;** http://www.usvo.com/) Pursuant to the Company's 2001 Stock Option Plan ("2001 Plan"), the Company wishes to advise that it has reserved for issuance, under the 2001 Plan, 700,000 stock options to certain officers, employees and consultants of the Company. The stock options are exercisable at a price of $0.50 (US) per share for a term of two years from the date of granting. The stock subject to options under the 2001 Plan will be authorized but unissued common shares of the Company. The 2001 Plan provides for the issuance of both incentive stock options and non-qualified options as defined in the Internal Revenue Code of 1986, as amended (the "Code"). The 2001 Plan was ratified by Disinterested Shareholders at the Company's Annual General Meeting (June 28, 2001).

The granting of the options is subject to regulatory acceptance.

About USA Video Interactive

USVO (OTCBB: **USVO**; CDNX: **US**; BSE/Frankfurt: **USF; www.usvo.com**) is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The company has developed its StreamHQ™ architecture to provide a wide range of business customers with value-added content delivery services. StreamHQ™ facilitates the transmission of digitized and compressed video to the user's desktop via multiple modes that take advantage of the available connectivity. While competitors take a "one-size-fits-all" streaming approach, StreamHQ™ brings unique value propositions to individual vertical markets with functionality designed specifically for those markets. Beyond high quality content delivery, USVO gives its customers media asset management tools and information that provide accountability and return on investment (ROI) for their streaming expenditures. StreamHQ™ encompasses a range of end-to-end services from source to viewing, including content production, content encoding, asset management and protection, media and application hosting, multi-mode content distribution, and transaction data capture and reporting. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 145 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy, and has a similar patent pending in Japan. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 70 Essex Street; Mystic, CT 06355; (800) 625-2200; (860) 572-1560. Canada Office: 837 West Hastings Street; Suite #507; Vancouver, B.C. V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on The Canadian Venture Exchange: US; Trading Symbol on the Berlin Stock Exchange: USF. Standard & Poors Listed. CUSIP 902924208. The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. For more information contact: Kevin Yorio, 860-572-1560; info@usvo.com